Exhibit 99.1

Sinovac Receives GMP Certification for its New Filling and Packaging Production Facility

Annual Production Capacity Increased to 20 Million Doses

Monday March 2, 2009, 8:00 am EST

BEIJING, March 2 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Alternext US: SVA), a leading provider of vaccines in China, today announced that it has received the Good Manufacturing Practice (GMP) certification for its recently opened filling and packaging production facility. The certificate of compliance has a five-year term and was issued by the State Food and Drug Administration (SFDA) following a site inspection.

The GMP certification provides for an overall annual production capacity of 20 million doses, with the capability to produce up to 40 million doses through reasonable scheduling of production activities. This production milestone ensures that Sinovac can fully meet increasing market demand and potential production increases for currently commercialized products, namely Healive, Bilive and Anflu. The filling and packaging production plant also has the capabilities to fill and package Panflu, the Company's pandemic influenza vaccine, in order to support China's prevention and control strategy against a potential outbreak of pandemic influenza.

Further to existing commercialized products having obtained GMP certifications, the filling and packaging plant successfully obtained the GMP certification, which further recognizes Sinovac's implementation of high quality management of production process.

Mr. Weidong Yin, Chairman, President and CEO, commented, ''The receipt of the GMP certification and the operation of the state-of-the-art filling and packaging facility provide the foundation for the further development of Sinovac. We are well positioned to increase output to meet increasing market demand and ultimately achieve sales growth. More importantly, the expanded production capacity should enable Sinovac to supply greater amount of vaccines, which is in line with our mission to eliminate human diseases.''

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing a Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Its wholly-owned subsidiary, Tangshan Yian is currently conducting field trials for the first domestically-developed inactivated animal rabies vaccines. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

For more information, please contact:

Helen G. Yang Sinovac Biotech Ltd. Tel: +86-10-8289-0088 x871 Fax: +86-10-6296-6910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group Tel: +1-646-536-7017/7033 Email: scarrington@theruthgroup.com jmccargo@theruthgroup.com